☐ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:**

☒ **Form C/A: Amendment to Offering Statement**

☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

☐ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer: Paladin Power, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NV

Date of organization: 04-21-2022

Physical address of issuer: 2870 Whiptail Loop E, Carlsbad CA 92010

Website of issuer: https://paladinpower.com

Is there a Co-Issuer: N

Name of intermediary through which the offering will be conducted: DEALMAKER SECURITIES LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 000315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering
amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $8,000 advance setup fee and $2,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to
acquire such an interest:

None

Type of security offered: Class B Common

Target number of securities to be offered: 12375

Price (or method for determining price): $0.80

Target offering amount: $10,000

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the discretion of the company

Maximum offering amount (if different from target offering amount): $3,182,364.00

Deadline to reach the target offering amount: 04/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 12

Total Assets:	Most recent fiscal year-end:	$3,010,180.00	Prior fiscal year-end:	$4,123,053.00
Cash & Cash Equivalents:	Most recent fiscal year-end:	$45,150.00	Prior fiscal year-end:	$1,302,009.00
Accounts Receivable:	Most recent fiscal year-end:	$133,515.00	Prior fiscal year-end:	$119,892.00
Short-term Debt:	Most recent fiscal year-end:	$971,200.00	Prior fiscal year-end:	$451,913.00

Long-term Debt:	Most recent fiscal year-end:	$174,550.00	Prior fiscal year-end:	$0.00
Revenues/Sales:	Most recent fiscal year-end:	$941,645.00	Prior fiscal year-end:	$0.00
Cost of Goods Sold:	Most recent fiscal year-end:	$586,787.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	($5,911,480.00)	Prior fiscal year-end:	($3,679,590.00)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**		**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**		**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**		**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**		**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**		**Northern Mariana Island**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**		**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			
X	**Delaware**	**DE**	X	**North Carolina**	**NC**		**Alberta**	**A0**
X	**Florida**	**FL**	X	**North Dakota**	**ND**		**British Columbia**	**A1**
X	**Georgia**	**GA**	X	**Ohio**	**OH**		**Manitoba**	**A2**
X	**Hawaii**	**HI**	X	**Oklahoma**	**OK**		**New Brunswick**	**A3**
X	**Idaho**	**ID**	X	**Oregon**	**OR**		**Newfoundland**	**A4**
X	**Illinois**	**IL**	X	**Pennsylvania**	**PA**		**Nova Scotia**	**A5**
X	**Indiana**	**IN**	X	**Rhode Island**	**RI**		**Ontario**	**A6**
X	**Iowa**	**IA**	X	**South Carolina**	**SC**		**Prince Edward Island**	**A7**
X	**Kansas**	**KS**	X	**South Dakota**	**SD**		**Quebec**	**A8**
X	**Kentucky**	**KY**	X	**Tennessee**	**TN**		**Saskatchewan**	**A9**
X	**Louisiana**	**LA**	X	**Texas**	**TX**		**Yukon**	**B0**
X	**Maine**	**ME**	X	**Utah**	**UT**		**Canada (Federal Level)**	**Z4**
X	**Maryland**	**MD**	X	**Vermont**	**VT**			
X	**Massachusetts**	**MA**	X	**Virginia**	**VA**			
X	**Michigan**	**MI**	X	**Washington**	**WA**			
X	**Minnesota**	**MN**	X	**West Virginia**	**WV**			
X	**Mississippi**	**MS**	X	**Wisconsin**	**WI**			
X	**Missouri**	**MO**	X	**Wyoming**	**WY**			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the
requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Paladin Power, Inc.
(Issuer)

Ted Thomas, CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the
dates indicated.

Ted Thomas
(Signature)

CEO
(Title)

February 19, 2026
(Date)

PART II

OFFERING MEMORANDUM DATED FEBRUARY 19TH, 2026

Paladin Power, Inc.
2870 Whiptail Loop E, Suite 104
Carlsbad, CA, 92010

www.paladinpower.com

Up to $3,182,364 or up to 3,977,830 shares of Class B Common Stock, plus up to 795,566 "Bonus Shares" available to early investors for no additional consideration*

Target Investment Amount: $10,000 (which includes 2.5% Investor Transaction Fee)

Minimum Investment: $975.20 ($999.58 including the Investor Transaction Fee)

Paladin Power, Inc., a Nevada corporation ("Paladin Power", "the Company," "we," or "us"), is offering up to 3,977,830 **shares** of Class B Common Stock. The minimum target amount under this Regulation CF offering is $**10,000.00** (the "Target Amount"). The company must reach its Target Amount of $**10,000.00** by April 30, 2026**. Unless the company raises at least the Target Amount of $**10,000.00** under the Regulation CF offering by April 30, 2026, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. Each investor must purchase a minimum of **$999.58** worth of shares (**1,219** shares), which includes an Investor Processing Fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$ 999.58	$ 84.96	$ 914.62
Aggregate Maximum Offering Amount	$ 3,182,364.00	$ 270,500.94	$ 2,911,763.06

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $8,000 set up fee and $2,000 per month maintenance fee payable to Intermediary and its affiliates.

Investors will be required to pay an Investor Processing Fee of 2.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $**100**, which represents the fee for an investment of $**4,000** or more.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's

management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Paladin Power produces the next generation of energy storage systems (ESS). The Company's principal activity is to produce and sell its battery backup power products. The Company intends to market and sell its battery backup power products through third party installers who are licensed and qualified to install battery backup systems for residential and small commercial applications.

Business Plan

Paladin has developed a top of the line energy storage system, offering the same amount of power in one unit that requires competitors like Tesla or Enphase six or more units to match. Paladin's patented Stackbatt battery system is unique in its compact design, ease of installation, and offers the lowest cost per watt-hour in its class. Its modular and

scalable design means Paladin can be tailored to power everything from modest residential environments to large-scale commercial or fleet operations. With plug-and-play simplicity, it installs in a fraction of the time of other systems while reducing space requirements by 80%.

Energy storage systems are rising in popularity, as the reliability of electricity as a public utility becomes more uncertain. Paladin offers its customers a reliable source of power that is independent of the electrical grid and in turn keeps their homes safe from the increasingly frequent blackouts that can be caused by natural disasters, the strain on the grid caused by climate change, or the increasing demands that AI data centers are putting on these public utilities. The Paladin ESS is unlike any other solution on the market, offering advanced features that transform how homes use power. Once installed, the Paladin system assumes control of all household circuits, working in tandem with solar to become the primary power source. Unlike conventional systems that remain dependent on the grid, Paladin treats the grid as a secondary or backup source. It's still available if needed, but by default your home runs independently. This design delivers maximum savings while ensuring true energy security.

Paladin looks to leverage its technological advantage and superior product to gain a significant share of the energy storage market. It has already seen significant growth in its sales and customer base, and plans to leverage the capital from this crowdfunding raise to scale production even further through its partnership with the manufacturer JABIL. Paladin is also expanding into co-dependent markets where energy storage is relevant, including powering electric vehicle chargers, larger commercial estates, and providing new energy solutions to places without easy or reliable access to the grid.

Competitors and Market

Competition

Tesla is the largest competitor in residential and commercial energy storage markets, with their Powerwall serving as their marquee product with over 1 million units installed globally. The company has a large resource advantage and significant brand recognition, which have helped secure its place in the market

Other notable competitors include:

- Enphase Energy
- Sol-Ark
- Fortress Power
- FranklinWH
- SolarEdge

Paladin believes its superior product and graphene-based battery system, as opposed to the lithium-based batteries offered by its competitors, will make its energy storage offering stand out to consumers, who will choose the better system for their homes and businesses.

Market

Solar Energy Systems: The global energy systems market is projected to surpass $600 billion by the end of the decade, growing at a projected CAGR of 15.7%.

(Source: https://www.grandviewresearch.com/industry-analysis/solar-energy-system-market-report)

Electrification: The global electrification market is projected to grow to $209 billion by 2034 with a CAGR of 9% over that time.

(Source: https://www.precedenceresearch.com/electrification-market)

Electric Vehicle Charging Infrastructure: The global market for electric vehicle (EV) charging infrastructure is projected to reach $125 billion by 2030, with a CAGR of 25.5% as EVs are adopted at faster rates, increasing demand for infrastructure.

(Source:https://www.grandviewresearch.com/industry-analysis/electric-vehicle-charger-and-charging-station-market)

Employees

The company consists of 2 full-time employees and 10 part-time employees.

Regulation

Paladin can be subject to different tax credits and incentives offered by state and federal governments for clean energy products that are subject to change depending on the current administration.

Property

Paladin Power owns no physical property.

Intellectual Property

Paladin Power owns two patents for proprietary energy storage technology — US Patent No. 11,777,149 and US Patent No. 11,955,831 — that have been independently valued at over $200 million by Cardinal Intellectual Property.

Legal

The company was named in a number of legal actions with customers primarily relating to supply chain issues that are outlined in Note 10 of the audited consolidated financial statements that have been settled. At the time of this offering, there is one ongoing dispute where the company's total potential liability is $70,000.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were formed under the laws of Nevada on April 21, 2022. We have limited operations and no operating revenue through December 31, 2022 and increased operations and minimal revenue through December 31, 2023. We are largely in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of providing power backup systems. There can be no assurance that we will be able to generate significant revenues, that future revenues will be significant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have minimal operating revenue (as of December 31, 2023), are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable, even if we are able to commercialize our products and build brand awareness. We have provided investors with the audited financial statements for our fiscal years ended December 31, 2022 and 2023

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We face significant competition from other power systems companies.

Our power systems products face unique groupings of competitive technologies depending on the application. Not all competitive technologies are relevant in each application and market. Depending on the application, competitors technologies are associated with a unique set of advantages and disadvantages which vary in magnitude relative to our products. We face potential competition from many different sources, including major manufactures of power systems

and components, solar companies and other alternative energy companies, academic institutions and governmental agencies and public and private research institutions.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the solar and power systems industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified technical and management personnel, as well as in acquiring technologies complementary to, or necessary for continuing development of our products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Successful development of our products is uncertain.

The products that we continue to develop are based on technologies well established in some respects and rapidly evolving in others. Our development of current and future products are subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including delays in product development, testing, or manufacturing; unplanned expenditures in product development, testing, or manufacturing, a failure to receive regulatory approvals, the inability to manufacture on our own, or through any others, products on a commercial scale, or failure to achieve market acceptance, and the emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

The commercial success of our products will depend in part upon the level of reimbursement end users receive from government and utility rebate and other incentive programs to offset the cost of our products to end users.

Government and private sector initiatives to encourage the growth of alternative green energy sources, are a source of rebates, subsidies and tax incentives for providers and customers related to our business. The availability of the programs can impact the demand for our products as they can offset the costs making our products more economically viable and shortening the return on investment. The loss of these incentives could have a negative impact on our business.

Our manufacturing activity is subject to certain risks.

We may manufacture the products sold to our customers in a location to be obtained in the future. As a result, we may be dependent upon the uninterrupted and efficient operation of our manufacturing facility and our distribution facilities throughout the country. Our manufacturing facilities and distribution facilities may be subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood, terrorism or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt our operations and could result in personal injury or property damage, damage relationships with our customers or result in large expenses to repair or replace the facilities or systems, as well as result in other liabilities and adverse impacts.

We may contract with third-party manufacturers to produce our products in the future in accordance with our specifications and standards. These contract manufacturers are subject to the same risks as our manufacturing facility as noted above. While we plan to implement stringent quality control procedures to verify that our contract manufacturers comply with our specifications and standards, we will not have full control over their manufacturing activities. Any difficulties, delays and defects in our products resulting from the activities of our contract manufacturers may have an adverse effect on our business and results of operations.

Supply chain disruptions can adversely affect our business.

The global supply chain has been significantly disrupted due to stay at home orders, border closings and rapidly escalating shipping costs. Borders closings and restrictions in response to COVID-19, particularly regarding China and India, have impacted access to products for many businesses. Staffing or personnel shortages due to shelter-in-place orders and quarantines may in the future impact us. In addition, due to unprecedented demand during the COVID-19 pandemic, there are widespread shortages in certain product categories. If the supply chain for materials

used in the products we manufacture is adversely affected by any of the above factors, our supply chain may be disrupted. Failure of our suppliers, contract manufacturers, distributors, contractors and other business partners to meet their obligations to us, or significant disruptions in their ability to do so due to their own financial or operational difficulties, may adversely affect our operations and financial results.

We are dependent on our contractors for installation and service of our products, which exposes us to the risk of reliance on the viability of third parties.

We will rely on agreements with third parties such as installation contractors for sales and service of our products. The loss of, or failure of performance of these contractors could substantially disrupt or delay our business development and sales. Loss of access or poor performance of these third parties would likely increase our expenses and materially harm our business, financial condition and results of operation.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.
We utilize third parties, including suppliers, alliances with other power systems companies, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

Risks Related to the Company's Securities and this Offering

Affiliates of our company, including officers, directors and existing stockholders of our company, may invest in this offering and their funds will be counted toward our achieving the minimum amount.

There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.

We intend to use some of the proceeds from the offering for unspecified working capital.

This means that we have ultimate discretion to use this portion of the proceeds as we see fit and have chosen not to set forth any specific uses for you to evaluate. The net proceeds from this offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this offering. We may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further our business and goals could harm our company and its operations and ultimately cause you to lose all or a portion of your investment.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradeable under SEC Rule 144 or other federal securities laws and rules, state securities regulations may apply, and each investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The forecasts of market growth included In our business plan and investor presentations may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Any forecasts in our business plan and investor presentations may prove to be inaccurate. Even if our target markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our potential growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, any forecasts included in our business plan should not be taken as indicative of our future growth.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

SEC Notice

On February 26, 2024, the Company received a notice from the Securities and Exchange Commission ("SEC") Division of Enforcement, stating that it is conducting an investigation relating to the Company to determine if violations of the federal securities laws have occurred. This notice is a request to supply information on a voluntary basis. The Company fully cooperated and replied to the letter in July 2024. No allegations have been made against the Company or any of its principals or employees. The notice states that the inquiry is confidential and non-public, and that the notice should not be construed as an indication that any violation of any federal securities laws has occurred or as a reflection upon the merits of any person, company, or securities involved. The Company considers the matter closed as of the date of this Offering.

There can be no guarantee of a return on your investment

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of our company is owned by a small number of owners.

Prior to the offering, our officers, directors and stockholders who own ten percent or more of our securities collectively own, directly or indirectly, more than 90% of our company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law in the case of our officers and directors, these stockholders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for our company. In addition, this owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval.

The structure of our common stock has the effect of concentrating voting control with our founder and Chief Executive Officer, which will limit or preclude your ability to influence corporate matters. It may also limit the price and liquidity of our Class B Common Stock due to its ineligibility for inclusion in certain stock market indices.

We are authorized to issue two classes of common stock — class A common stock and class B common stock. The class A common stock is entitled to ten votes per share and the class B common stock is entitled to one vote. In this offering, we are offering shares of class B common stock. Ted Thomas, our founder and Chief Executive Officer, owns 60,000,000 shares of our class A common stock. Accordingly, Mr. Thomas, alone, holds 93.1% of the voting stock of our company. This concentrated control will limit or preclude your ability to influence matters requiring stockholder approval, including the election of directors and significant business decisions for the foreseeable future and could harm the market value of your class B common stock. In addition, this owner could use his voting influence to maintain our company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval.

In addition, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. For example, in July 2017, FTSE Russell and Standard & Poor's announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our class B common stock less attractive to other investors. As a result, fewer investors may be willing to purchase our class B common stock. In consequence, the market price and liquidity of our class B common stock could be adversely affected.

We have the right to extend the offering deadline.

We may extend the offering deadline beyond what is currently stated herein, so long as we provide you with our audited 2024 financial statements no later than April 30, 2025. This means that your investment may continue to be held in escrow while we attempt to raise the minimum amount even after the offering deadline stated in this offering statement is reached.

Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without our company receiving the minimum amount, at which time committed funds will become immediately available for withdrawal from the investor's brokerage account maintained with the Intermediary without interest or deduction, or until we receive the minimum amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the securities will be issued and distributed to you.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Our insurance may not provide adequate levels of coverage against claims.

We have obtained general liability and director and officer insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, stockholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of the our assets at the time of issuance.

Management has discretion over proceeds of this offering.

We expect to use the net proceeds of this offering, over time, for general marketing and advertising, leasing costs, debt repayment and general working capital. However, we have no current specific plans for the net proceeds of this offering other than as outlined in the use of proceeds section of this offering statement. As a result, our management will have the discretion to allocate the net proceeds to uses that investors may not deem desirable. There can be no assurance that the net proceeds can or will be invested to yield a significant return, if any.

The securities will be equity interests in our company and will not constitute indebtedness.

The securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Company, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. As of the date hereof, we have no plans to declare or pay any dividends to our stockholders.

Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the securities being offered, which are the most junior securities of our company.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.
There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors in an IPO under the Securities Act for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available. If no liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

The offering price in this offering may not represent the value of our securities.

The price of the securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

The Company's success depends on the experience and skill of its executive officer.
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.In particular, the Company is dependent on Ted Thomas, who is the President and CEO. The loss of Ted Thomas could harm the Company's business, financial condition, cash flow and results of operations. We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and ultimately unsuccessful.

Competitors may infringe issued patents or other intellectual property.
To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly, which could adversely affect us.

Perks

Investors in this Offering will have the ability to earn bonus shares of the company's Class B Common Stock. The percentage of bonus shares available to an investor will change based on when they invest in the Offering. Additionally, investors will also have the ability to qualify for a discount on their purchase of a Paladin Power energy storage system.

Time-Based Perks
The below table indicates the available bonuses percentages for the amount of cumulative shares issued:

Bonus Tier	Time Period*	Bonus Shares	Non-Equity Perk
Early Access	January 26 – February 11	20%	20% Product Discount
Bonus Tier 1	February 12 – February 25	15%	15% Product Discount
Bonus Tier 2	February 26 – March 11	10%	10% Product Discount
Bonus Tier 2	–March 12 March 25th	5%	5% Product Discount

* Time-based Perks begin on the day this offering is launched (the “Launch Date”) through 11:59 pm Eastern Daylight Time (“EDT”) on February 11 (03:59 am Coordinated Universal Time (“UTC”) on February 12 day) following the Launch Date for Early Access.
Bonus Tier 1 begins at the end of Early Access and concludes at 11:59 pm EDT on February 25 (03:59 am UTC on February 26) following the Launch Date.
Bonus Tier 2 begins at the end of Bonus Tier 1 and concludes at 11:59 pm EDT on March 11(03:59 am UTC on March 12) following the Launch Date.
Bonus Tier 3 begins at the end of Bonus Tier 2 and concludes at 11:59 pm EDT on the March 25(03:59 am UTC on the March 26) following the Launch Date.

Volume-Based Perks

Investment Amount	**Bonus Shares**	**Non-Equity Perk**
$25,000 +	20%	20% Product Discount
$10,000 +	10%	15% Product Discount
$5,000 +	5%	10% Product Discount
$2,500 +	NA	5% Product Discount

The volume bonuses apply to all investors that qualify for them, regardless of when they invested.

Loyalty Perks

Existing investors in Paladin Power are eligible to receive 5% bonus shares when they invest in this offering, as well as a 5% product discount. Existing Paladin Power customers are also eligible to receive 5% bonus shares when they invest in this offering, as well as a 10% product discount.
Any equity perks can be stacked up to 20%, but the maximum equity bonus an investor can receive is 20%. The product discounts do not stack. Investors will be able to receive the highest discount that they qualify for.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company’s team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Ted Thomas	CEO	2022-Present	Full-time
Directors:			
Ted Thomas	Director	2022-Present	5
Brian Quock	Director	2022-Present	5

Ted Thomas

Mr. Thomas has been manufacturing and integrating energy storage systems for the past 16 years and is considered a pioneer for integrated ESS Systems. Prior to this, Mr. Thomas was engaged in Real Estate finance and development,

small wind power manufacturing and distribution. Mr. Thomas established his expertise in energy storage before it became a mainstream necessity for homes and businesses, and is an expert in sizing, configuration both for residential and commercial properties, on grid and off grid systems, and demand control system analysis and configuration. Mr. Thomas is a Navy veteran, author, and speaks Mandarin Chinese. Mr. Thomas has served as CEO of Paladin Power since April, 2022.

Brian Quock

Mr. Quock focuses on integrating future power generation solutions in combination with energy storage, providing solutions to his growing network of friends and business colleagues, with an emphasis on chemical and kinetic energy storage, the co-generation of e-fuels, and bridging the gap for energy mobility, renewables and microgrids. Apart from his responsibilities at Paladin, Mr. Quock works as a Renewables and Energy Storage Business Development Strategist for Hybrid Microgrids LLC, a role he has held since 2011.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table describes our capital structure as of October 2025:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued	Available
Class A Voting Common Stock	60,000,000	60,000,000	0	10,000,000
Class B Non-Voting Common Stock	420,000,000	46,728,187	0	373,271,813
Preferred Stock	10,000,000	0	0	10,000,000
Options	8,660,000	0	0	8,660,000

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following information on the security ownership of management and others is as of December 1, 2024:

Class of Equity	Name of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Class A Voting Common Stock	Ted Thomas	60,000,000	85.71%

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

	If Target Offering Amount Sold			If Max Offering Amount Sold	
Total Raise	$	10,000	%	$ 3,182,364.00	%
Offering Expenses					
Commissions & Variable Expenses, Net of Transaction Fees	$	850	8.5	$ 270,501	8.5
Fixed Costs	$	8,000		$ $8,000	
Net Proceeds	**$**	1,150		**$** 2,903,863.06	
Use of Proceeds		Amount		Amount	

Manufacturing	$	690	60	$	1,742,317.84	60
Software	$	81	7	$	203,270.41	7
G&A	$	172	15	$	435,579.46	15
Legal & Patents	$	35	3	$	87,115.89	3
R&D	$	80	7	$	203,270.41	7
Marketing	$	92	8	$	232,309.04	8
Total Use of Proceeds	**$**	**1,150**	**100**	**$**	**2,903,863.06**	**100**

General and Administrative expenses are the day-to-day operational expenses for the business excluding payroll. These can include but are not limited to rent, office supplies, office furnishings and equipment, professional services, legal fees, or regulatory fees.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by SetApartFS (FY2024 and FY2023). The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

Operating Results

Revenues & Gross Margin. For the period ended December 31, 2024, the Company had revenues of $629,225 compared to the year ended December 31, 2023, when the Company had revenues of $941,645. Our gross margin was -21.16% in fiscal year 2024, and 37.68% in 2023.

Assets. As of December 31, 2024, the Company had total assets of $3,395,514, including $32,441 in cash. As of December 31, 2023, the Company had $3,010,180 in total assets, including $45,150 in cash.

Net Loss. The Company has had net losses of $3,679,590 and net losses of $5,911,480 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

Liabilities. The Company's liabilities totaled $2,722,875 for the fiscal year ended December 31, 2024 and $1,145,750 for the fiscal year ended December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash on hand of $32,441 and as of December 31, 2024, the Company had cash on hand of $45,150. As of November 28th, 2025, the company has $136,750 cash on hand.

In October 2022, the Company closed its first Regulation CF fundraise on Equifund, resulting in $4,766,987 in gross proceeds and 21,463,874 shares of Class B Common Stock issued.

In April 2024, the Company closed its second Regulation CF fundraise on Wefunder, resulting in $596,399 in gross proceeds and 1,490,997 shares of Class B Common Stock issued.

In December 2024, the Company closed its third Regulation CF fundraise on Wefunder, resulting in $573,965 in gross proceeds and 1,297,733 shares of Class B Common Stock issued.

In May 2025, the Company closed its fourth Regulation CF fundraise on Wefunder, resulting in $489,982 in gross proceeds and 780,309 shares of Class B Common Stock issued.

In December 2025, the Company closed its fifth Regulation CF fundraise on Wefunder, resulting in $1,327,653.60 in gross proceeds and 2,022,357shares of Class B Common Stock issued.

As of November, 2025, the Company had cash on hand of $136,750

With a current burn rate of approximately $56,000 per month, the company can currently operate for approximately 3 more months without additional financing, assuming no change in the Company's revenue.

The Company currently has no other sources of capital beyond revenue from operations and planned equity financing rounds.

Plan of Operations and Milestones

The Company is currently working to develop its own original content featuring their copyrighted characters. They plan to make this content available directly to consumers online, while also exploring potential licensing deals with existing streaming platforms. The Company has previously licensed their characters for merchandising efforts and saw that their characters were extremely popular, providing confidence that their story and characters will resonate with audiences.

After establishing an initial go-to-market strategy and developing an audience, the Company plans to expand their efforts both into new mediums and into new characters. This will entail following the initial success of their original animated show with more shows utilizing different characters in the Company's portfolio, and also producing new content for immersive web experiences, mobile gaming, and exploring new merchandising opportunities.

As part of our growth strategy, we anticipate future rounds of fundraising. These funds will be needed to help market the initial iterations of our product so that they can find an audience and establish our brand. We will also need additional funds to help develop more content and continue growing the company and scaling our operations.

RECENT OFFERINGS OF SECURITIES

Date	Offering Type	Class of Stock	Shares Outstanding	Capital Invested	Use of Proceeds
12/18/25	Regulation CF	Class B Common	2,022,357	$1,327,653	Manufacturing, Software, G&A, Legal & Patents, R&D, Marketing
5/20/2025	Regulation CF	Class B Common	780,309	$489,982	Manufacturing, Software, G&A, Legal & Patents, R&D, Marketing
12/19/2024	Regulation CF	Class B Common	1,297,733	$573,965	Manufacturing, Software, G&A, Legal & Patents, R&D, Marketing
04/29/2024	Regulation CF	Class B Common	1,490,997	$596,399	Manufacturing, Software, G&A, Legal & Patents, R&D, Marketing
10/04/2022	Regulation CF	Class B Common	21,463,874	$4,766,987	Manufacturing, Software, G&A, Legal & Patents, R&D, Marketing

INDEBTEDNESS

As of December 1, 2025, the Company has no outstanding debt beyond accounts payable, which equals $228,947 (unaudited).

Related Party Transactions

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should

refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

Class of Security	Class A Common Stock
Securities Authorized	70,000,000
Securities Outstanding	60,000,000
Voting Rights	The holders of the Class A Common Stock will have 10 votes per share of Class A Common Stock held.
Class of Security	Class B Common Stock
Securities Authorized	420,000,000
Securities Outstanding	46,554,856
Voting Rights	Holders of Class B Common Stock are entitled to one vote per share of Class B Common Stock held
Class of Security	Preferred
Securities Authorized	10,000,000
Securities Outstanding	0
Voting Rights	The voting rights for preferred shares have not yet been determined.

What it Means to be a Minority Holder

As an investor in Class B Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected Colonial Stock Transfer Company, Inc., an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Neither the Company nor any of its officers or managing members, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Annual reports

The Company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the Company's website: invest.paladinpower.com

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest

up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, invest.paladinpower.com. Updates regarding the Issuer's progress towards meeting the Target Amount of this Offering will be filed with the SEC on Form C-U.

EXHIBIT B

Financial Statements

PALADIN POWER, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Paladin Power, Inc.
Carlsbad, California

Opinion

We have audited the accompanying consolidated financial statements of Paladin Power, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Prior Period Financial Statements

The financial statements of the Company as of and for the year ended December 31, 2023, were audited by other auditor whose report dated September 20, 2024, expressed an unmodified opinion on those statements.

SetApart Accountancy Corp.

May 30, 2025
Los Angeles, California

PALADIN POWER, INC
CONSOLIDATED BALANCE SHEETS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 32,441	$ 45,150
Accounts receivable, net	932,600	133,515
Prepaid expenses	22,338	19,092
Prepaid executive bonuses	204,522	-
Inventory	378,212	581,891
Total current assets	1,570,113	779,648
Property and equipment, net	95,230	74,521
Intangibles, net	1,535,822	1,658,726
Right-of- use assets	179,502	291,763
Prepaid executive bonuses	-	204,522
Other assets	14,847	1,000
Total assets	$ 3,395,514	$ 3,010,180
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 524,666	$ 315,589
Royalties payable	-	7,808
Deferred revenue	2,018,707	530,590
Lease liabilities, current portion	125,528	117,213
Total current liabilities	2,668,901	971,200
Lease liabilities, net of current portion	53,974	174,550
Total liabilities	$ 2,722,875	$ 1,145,750
Stockholders' equity:		
Preferred Stock		
Series A Preferred Stock, $0.001 par value; 10,000,000 shares authorized and 0 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	-	-
Common stock, Class A, $0.001 par value; 70,000,000 shares authorized and 60,000,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	60,000	60,000
Common stock, Class B, $0.001 par value; 420,000,000 shares authorized and 45,619,892 and 42,830,329 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	45,620	42,830
Subscription receivable	(4,000)	(4,000)
Additional paid-in capital	12,401,501	9,916,492
Accumulated deficit	(11,830,482)	(8,150,892)
Total stockholders' equity	672,639	1,864,430
Total liabilities and stockholders' equity	$ 3,395,514	$ 3,010,180

The accompanying footnotes are an integral part of these consolidated financial statements

PALADIN POWER, INC
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenues	$ 629,225	$ 941,645
Cost of Goods Sold	762,364	586,787
Gross profit (loss)	(133,139)	354,858
Operating expenses:		
Advertising and marketing	131,054	508,997
Bad debt expense	-	21,065
General and administrative	333,728	328,905
Salaries and wages	2,317,971	3,190,461
Rent	110,872	162,082
Research and development	487,729	1,561,264
Professional fees	209,421	366,452
Depreciation and amortization	264,026	141,055
Total operating expenses	3,854,801	6,280,281
Loss from operations	(3,987,940)	(5,925,423)
Other income (expense):		
Other income	318,807	21,512
Interest expense	(10,457)	-
Loss on asset disposal	-	(7,569)
Total other income (expense)	308,350	13,943
Provision for income taxes	-	-
Net loss	$ (3,679,590)	$ (5,911,480)

The accompanying footnotes are an integral part of these consolidated financial statements

PALADIN POWER, INC

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

	Series A Preferred Stock		Common Stock - Class A		Common Stock - Class B		Stock Subscription	Additional Paid-In	Accumulated	Total Shareholder's
	Shares	Amount	Shares	Amount	Shares	Amount	Receivable	Capital	Deficit	Equity
Balance as of December 31, 2022	10,000,000	$ 10,000	87,488,948	$ 87,489	-	$ -	$ (123,753)	$ 5,936,816	$ (2,239,412)	$ 3,671,140
Conversion of preferred stock to common stock	(10,000,000)	(10,000)	10,000,000	10,000	-	-	-	-	-	-
Shareholder stock exchange	-	-	(38,888,874)	(38,889)	38,888,874	38,889	-	-	-	-
Receipt of stock subscription receivable	-	-	-	-	-	-	119,753	-	-	119,753
Sale of Common Stock, net of costs	-	-	1,399,926	1,400	3,941,455	3,941	-	2,290,230	-	2,295,571
Vested options	-	-	-	-	-	-	-	1,689,446	-	1,689,446
Net loss	-	-	-	-	-	-	-	-	(5,911,480)	-5,911,480
Balance as of December 31, 2023	-	-	60,000,000	60,000	42,830,329	42,830	(4,000)	9,916,492	(8,150,892)	1,864,430
Sale of Common Stock, net of costs	-	-	-	-	2,789,563	2,790	-	930,583	-	933,373
Vested options	-	-	-	-	-	-	-	1,554,426	-	1,554,426
Net loss	-	-	-	-	-	-	-	-	(3,679,590)	(3,679,590)
Balance as of December 31, 2024	-	$ -	60,000,000	$ 60,000	45,619,892	$ 45,620	$ (4,000)	$ 12,401,501	$ (11,830,482)	$ 672,639

The accompanying footnotes are an integral part of these consolidated financial statements

PALADIN POWER, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

	Year Ended December 31,			
		2024		2023
Cash flows from operating activities:				
Net loss	$	(3,679,590)	$	(5,911,480)
Adjustments to reconcile net income (loss) to net cash used in operating activities:				
Depreciation and amortization		143,995		141,055
Amortization of ROU Asset		112,261		-
Loss on asset disposal		-		7,569
Stock based compensation		1,554,426		1,689,446
Changes in operating assets and liabilities:				
Accounts receivable		-799,085		(133,515)
Prepaid expenses		-3,246		90,523
Vendor deposits		-		502,124
Inventory		203,679		(567,315)
Other receivables		-		119,892
Other assets		(13,847.00)		(1,000)
Accounts payable and accrued expenses		209,076		(11,503)
Right of use liability, net		-112,261		-
Royalties payable		(7,808.00)		7,808
Deferred revenue		1,488,118		405,770
Net cash used in operating activities		(904,282)		(3,660,626)
Cash flows from investing activities:				
Purchases of machinery and equipment		(41,800)		(7,038)
Purchase of software		-		(4,519)
Net cash used in investing activities		(41,800)		(11,557)
Cash flows from financing activities:				
Receipt of stock subscription receivable		-		119,753
Proceeds from issuance of shares		933,373		2,295,571
Net cash provided by (used in) financing activities		933,373		2,415,324
Net change in cash and cash equivalents		(12,709)		(1,256,859)
Cash and cash equivalents at beginning of period		45,150		1,302,009
Cash and cash equivalents at end of period	$	32,441	$	45,150
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	-	$	-

The accompanying footnotes are an integral part of these consolidated financial statements

NOTE 1 - ORGANISATION AND BASIS OF PRESENTATION

Paladin Power Inc. ("Company") was incorporated in the State of Nevada on April 21, 2022. The Company's principal activity is to produce and sell its battery backup power products. The Company intends to market and sell its battery backup power products through third-party installers who are licensed and qualified to install battery backup systems for residential and small commercial applications.

On June 26, 2023, the Company acquired 100% of the shares of Power Now Electric, Inc., which operates as a customer financing entity.

All significant intercompany accounts and transactions have been eliminated.

The Company is subject to risks common to early-stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit as of December 31, 2024, and 2023, $11,830,482 and $8,150,892, respectively. During the years ended December 31, 2024 and 2023, the Company incurred losses of $3,679,570 and $5,911,480, respectively. These factors are integral to the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations with funding from additional capital raises and funds from revenue-producing activities. Management has evaluated these conditions and concluded that substantial doubt exists about the Company's ability to continue as a going concern, and no adjustments have been made to the financial statements. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include the recording of depreciation and amortization and the collectable valuation of deferred tax assets.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations

in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with a maturity date of three months or less, when purchased, to be cash equivalents.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of December 31, 2024 and 2023, the allowance for doubtful accounts was $0 and $21,065, respectively. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the statement of operations.

Depreciation is provided using the straight-line method, based on the useful lives of the assets which is five years. Depreciation expense for the year ended December 31, 2024 and 2023 was $21,091 and $18,151, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires

disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:

i. Identification of the promised goods in the contract;
ii. Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
iii. Measurement of the transaction price, including the constraint of variable consideration;
iv. Allocation of the transaction price of the performance obligations; and
v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The Company primarily produces and sells its battery backup power products to its customers. The Company's performance obligation is satisfied when the goods have been delivered, which is at a point in time.

Deferred revenue relates to product sales paid, partially or in full, prior to delivery to customers. Deferred revenues are expected to be earned within the next 12 months and, therefore, recorded as a current liability on the accompanying balance sheet.

Intangible Assets

Intangible Assets consist of intellectual property purchased by the Company (see Note 4).

Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company periodically evaluates whether events and circumstances have occurred that indicate possible impairment. When impairment indicators exist, the Company uses market quotes, if available, or an estimate of the future undiscounted net cash flows of the related asset or asset group over the remaining life in measuring whether or not the asset values are recoverable. The Company did not recognize impairment on its long-lived assets during the year ended December 31, 2024. Identified intangible assets are reviewed for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Research and Development Costs

Research and development costs are charged to expense when incurred as alternative future uses are not considered.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock-Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company’s common stock to determine its fair value, therefore, management is required to estimate the fair value to be utilized in determining the stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents’ assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates.

Compensated Absences

The Company’s policy is to recognize costs for sick time and personal time off when paid. As of December 31, 2024, and 2023, no accrual has been deemed necessary to expense related costs in the accompanying financial statements.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination. The Company has adopted ASC 740, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value Measurement

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

● Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

● Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

● Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

NOTE 3 – EXECUTIVE BONUSES

During 2022, the Company advanced funds to its CEO as an executive bonus totaling $204,522. The funds are approved as a prepaid bonus that shall fully vest on September 30, 2025.

As of December 31, 2023, the full balance of $204,522 was classified as a non-current asset on the accompanying balance sheet, as the vesting date extended beyond one year.

As of December 31, 2024, the balance was classified as a current asset, as the bonus is expected to vest within one year from the balance sheet date.

NOTE 4 – INTANGIBLE ASSETS

On April 21, 2022, the Company's CEO and majority controlling shareholder assigned patent applications owned by him in exchange for 50,000,000 common shares valued at par value of $0.001 per share. The intangible asset of $50,000 was recorded with a useful life of 15 years.

On June 20, 2022, the Company purchased intellectual property rights which included a patent application and some salvaged inventory from an unrelated party. The purchase price was 4,000,000 common shares valued at $0.25 per share. The intangible asset of $1,000,000 was recorded with a useful life of 15 years. The salvaged inventory was given no value and was primarily acquired to preserve the ability to destroy components that may contain intellectual property. If any salvaged inventory is utilized the value is also considered zero due to the transportation and testing costs required would equal or exceed the value. In addition to the common shares, the Company will pay a self-terminating royalty in the amount of $122 for each of the first 6,000 inverters sold utilizing the intellectual property purchased. During 2023, 64 inverters were sold resulting in $7,080 of royalty expense included in general and administrative expenses on the statement of operations.

On September 5, 2022, the Company purchased intellectual property held by Paladin Power Inc., a California corporation, for $780,000. The intellectual property consisted of the trademark "StacBatt" At the time of the purchase, Paladin Power Inc. (California) was a company majority owned by the Company's CEO. The trademark purchase was the only transaction between the entities and no other agreements exist. The Company considers the IP purchase to be a related-party transaction. The intangible asset was recorded with a useful life of 15 years.

On July 26, 2023, the Company purchased software totaling $4,519. The software has an estimated useful life of 5 years.

The Company's management regularly reviews the carrying value of these assets for impairment and decline in value. Management believes that no impairment exists with respect to these assets as of December 31, 2024 and 2023.

Amortization expense for the year ended December 31, 2024 and 2023, was $122,904. Future annual amortization expense is as follows:

Years Ending December 31,

2025	$ 122,904
2026	122,904
2027	122,904
2028	122,904
2029	122,904
Thereafter	921,302
Total future amortization	$ 1,535,822

NOTE 5 – EQUITY

Share Authorization

On March 21, 2023 the Company amended the total number of shares of all classes of stock which the Corporation shall have authority to issue consisting of (i) 490,000,000 shares of Common Stock, $0.001 par value per share, of which, 70,000,000 shares shall be designated "Class A Common Stock," $0.001 par value per share, and 420,000,000 shares shall be designated as "Class B Common Stock," $0.001 par value per share; and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share.

Stock Conversion

On March 17, 2023, the Company entered into an exchange agreement with a stockholder. The Company and Stockholder desired to cancel the Stockholder's 10,000,000 shares of Class A Preferred Stock and 50,000,000 shares of Common Stock, in exchange for the issuance to the Stockholder of 60,000,000 shares of Class A Common Stock upon the filing of an amendment to the Articles of Incorporation of the Company creating a dual structure of the Company's stock consisting of Class A Common Stock and Class B Common Stock.

Common Stock

Class A Common Stock. During 2023 the Company issued 1,399,926 shares of Class A Common Stock at the conclusion of its 2022 stock offering. In April 2023 38,888,874 shares of Class A Common Stock were exchanged for 38,888,874 shares of Class B Common stock, leaving 60,000,000 shares of Class A Common Stock issued and outstanding. As of December 31, 2024 and 2023, the Company had 60,000,000 shares of Class A Common Stock issued and outstanding.

Class B Common Stock

In addition to the aforementioned exchange of common stock, during 2023, the Company offered its class B Common Stock for sale. In 2023 the Company sold 3,941,455 shares of Class B Common Stock for net proceeds of $2,295,572.

During the year ended December 31, 2024, the Company issued 2,789,563 shares of Class B Common Stock for net proceeds of $933,373. As of December 31, 2024 the Company had 45,619,892 shares of Class B Common Stock issued and outstanding.

Voting

Class A Common Stock shall be entitled to ten votes for each share held on all voting matters. Class B Common Stock shall be entitled to one vote for each share held on all voting matters.

NOTE 6 – STOCK-BASED COMPENSATION

On October 31, 2022, the Company established an Equity Incentive Plan (EIP) that will allow the Company to grant, from time to time, equity incentives in the form of options, stock, restricted stock and other forms of compensation to employees, managers, and consultants of the Company. The Company's Board of Directors approved up to 16,000,000 shares to be granted under the EIP.

Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2024:

	Options	Weighted Average Exercise Price	
Options outstanding, beginning of the year	8,430,000	$	0.31
Granted	330,000	$	0.60
Exercised	-		-
Expired	-		-
Options outstanding, end of year	8,760,000	$	0.32

These options expire 10 years after the grant date. The shares vest ratably over a period between 24 to 36 months. The shares will be issued when exercised from a pool of reserved shares.

Non vested options	Total Options	Weighted Average Calculated Value	
Toal non vested options outstanding, beginning of the year	5,003,750	$	0.31
Granted	330,000	$	0.48
Vested	(2,625,625)	$	0.32
Forfeited	-		-
Total non vested options outstanding, end of year	2,708,125	$	0.32

The total calculated value of stock options granted as of December 31, 2023, was $4,978,424, of which $1,689,446 was included in stock option compensation expense for the year then ended. The stock option compensation expense is recognized ratably over the period as the stock option vests.

During the year ended December 31, 2024, the Company granted an additional 330,000 stock options with a total estimated fair value of $159,310. For the year ended December 31, 2024, the Company recognized $1,554,426 in stock-based compensation expense. As of December 31, 2024, total unrecognized stock-based compensation related to unvested stock options was $1,557,695, which is expected to be recognized over the remaining weighted average vesting period of 1 year.

NOTE 7 – LEASE COMMITMENT

Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets and we recognize lease expense consists of amortization of the ROU asset and interest expense on the lease liability.

In February 2023 the Company signed a new lease agreement for office space. The lease has a term of 39 months. For the year ended December 31, 2024, the Company recognized $112,261 in amortization of ROU assets and $10,457 in interest on lease liabilities.

Future payment obligations with respect to the Company's lease, which were existing at December 31, 2024, by year and in the aggregate, are as follows:

December 31, 2024		
2025	$	130,488
2026		54,370
Total future payments	$	184,858
Less: Interest		5,356
Present value of lease liabilities	$	179,502
Months remaining on lease agreement		17
Interest rate used		4.55%

NOTE 8 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable

temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The cumulative tax effect at the expected rate of 21 % of significant items comprising the net deferred tax amount is as follows:

Net Operating loss and tax credit carryforward	$	2,285,867
Less : Valuation allowance	$	(2,285,867)
Deferred tax assets, net	$	-

ASC 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company's financial statements. ASC 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2024, the Company had no accrued interest or penalties related to uncertain tax positions.

NOTE 9 - RELATED PARTY TRANSACTIONS

The majority shareholder/CEO received advance bonuses totaling $204,522 (see Note 3 for additional information).

In November 2022 the majority shareholder/CEO was awarded 6,000,000 options with an exercise price of $0.25/share. The options vest equally over 12 quarters. During 2023, 2,000,000 options vested, resulting in a total of 2,500,000 vested as of December 31, 2023.

During the year ended December 31, 2024, an additional 2,000,000 options vested, bringing the total number of vested options to 4,500,000 as of December 31, 2024.

CEO Demand Note

In March 2023 the Company entered into a promissory note with its CEO and majority shareholder. The note has a principal sum equal to the lesser of Five Million Dollars ($5,000,000) or the aggregate amount of all personal guarantees made by the CEO for the benefit of the Company that the CEO is required to pay under the existing personal guarantees, and all future guarantees. As of the date of management's evaluation below, no funds have been advanced from the CEO to the Company.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company is subject to various pending and threatened legal actions primarily related to supply chain issues, triggering demands for refunds. The Company has consulted with its legal counsel regarding the nature and status of these matters, include the following :

Case	Amount	Status
Harvey	$99,000	Litigation threatened; settlement agreed (refund)
Absolute Turn Key	$18,000	Collection matter; payment plan agreed
Bergeron	$20,000	Litigation settled (refund)
Up2UTech	$32,840	Litigation; settlement agreed
CDMG	$69,000	Litigation threatened; Company will respond if served
The Engineering Shop	$43,547	Litigation pending; Company intends to dispute
Paul Toglago	$29,000	Potential litigation; refund demand
SiSaiGo Properties	$52,800	Potential litigation; refund demand
Steve Gilbard	$39,000	Potential litigation; refund demand
Jeff Horwitz	$33,000	Potential litigation; refund demand

The total potential exposure associated with these matters is approximately $436,187. Most of the matters are civil in nature.

The Company evaluates contingencies in accordance with ASC 450, Contingencies, and accrues for losses when it is both probable that liability has been incurred and the amount is reasonably estimable. Where a loss is not probable but is reasonably possible, or the amount cannot be reasonably estimated, the Company provides disclosure without accrual. The Company believes that the resolution of these matters will not have a material adverse effect on the financial condition of the Company. However, the ultimate outcome of these matters is inherently uncertain.

During the year ended December 31, 2024, the Company recorded an accrual of $169,840 related to settled or agreed-upon claims (Harvey, Absolute Turn Key, Bergeron, and Up2UTech). This amount was recognized in the income statement under General and Administrative expenses.

NOTE 11 - SUBSEQUENT EVENTS

Management's Evaluation

The Company has evaluated subsequent events for recognition and disclosure through May 30, 2025, which is the date the financial statements were available to be issued. No events have occurred that require disclosure or adjustment to the financial statements.

EXHIBIT C

Subscription Agreement

SUBSCRIPTION AGREEMENT
PALADIN POWER, INC.
(THE “COMPANY”)

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE “INTERMEDIARY”). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY’S WEBSITE (COLLECTIVELY, THE “OFFERING MATERIALS”), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: Paladin Power, Inc.
2870 Whiptail Loop E, Suite 104
Carlsbad, CA, 92010

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Class B Common Stock (the "Securities"), of Paladin Power, Inc, a Nevada corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Company's Certificate of Incorporation.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

(d) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Issuer. A promoter may be any person who promotes the Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer; and

(e) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(f) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(g) The aggregate value of the Securities to be sold by the Company shall not exceed $3, 182,364.00 including Investor Fees). The Company may accept subscriptions until April 30, 2026 (the "Termination Date"). Providing that subscriptions for $10,000 are received (the "Minimum Offering") (including Investor Fees), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date"). There is a transaction fee equal to 2.5% per investment on each transaction, up to a maximum fee of $100 ("Investor Fee").

(h) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.

(i) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, “Transferees”); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Nevada. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of

general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the balance sheets of the Company as of December 31, 2024 and 2023 and the related statements of income, stockholders' equity and cash flows for the two-year period then ended (the "Audited Financial Statements"), have been made available to the Subscriber and appear in the Offering Statement. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart Financial Services, which has audited the Audited Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber.

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) Subscriber information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Nevada.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE NEVADA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT

AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:	Paladin Power, Inc. 2870 Whiptail Loop E, Suite 104 Carlsbad, CA, 92010

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Paladin Power

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Stock of Paladin Power by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber’s Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Paladin Power

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

DEALMAKER

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Paladin Power's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Paladin Power's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D

Offering Page

Products Homeowners Installers About Investors

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Why Invest in Paladin Power

Own Equity in the Decentralized Energy Revolution.



- Demand exceeding supply
- Patented inverter and design
- First to market with solid-state graphene battery

Invest in Paladin Power →

$200M Patent Value | **$50M+** 2026 Pipeline | **3,000+** Investors

Every major infrastructure transition eventually decentralizes — computing, communications, and now energy.

- **0** Fire Risk — Solid-state safety
- **#1** Power Output — In its class
- **$$** Best Value — Cost per kWh

INVESTMENT OPPORTUNITY

Why Invest in Paladin Power

- **First To Market** — Solid-State ESS that powers all circuits in your home
- **Proprietary Technology** — easy to install, lowest cost per kWh in its class
- **Infrastructure Crisis** — aging grid, natural disasters, power outages
- **AI Demand Catalyst** — data centers driving utility rates up nationwide
- **Massive Market** — huge domestic and international demand
- **Backlog Of Orders** — Raising capital to expand manufacturing and team

Join the Revolution

Invest in the future of energy independence

Direct investment via DealMaker

Invest Now →

Own the Future of Energy Independence

Paladin Power is opening access to investors seeking exposure to one of the largest infrastructure transformations since the original electrification of the grid.

Freedom from Power Outages
When storms knock out the grid, your home stays powered automatically

Freedom from Rate Increases
AI hyperscalers are driving historic utility rate increases. Protect yourself

Freedom from Your Utility Provider
True energy independence means owning your power, not renting it


PALADIN

THE PRODUCT

Complete Grid Replacement in a Single System

20-40 kW Power Output | **30-200** kWh Scalable Capacity

- Scalable solid-state battery
- Complete grid replacement
- Integrated inverter + gateway + MPPs
- Power your home and EV
- Quick-connect for fast install

TECHNOLOGY ADVANTAGE

Why Solid-State Graphene Wins

Proprietary solid-state graphene battery technology with integrated inverter systems designed for complete grid replacement.

Solid-State Battery Technology
No flammable liquid electrolytes. Dramatically improved safety. 20+ year lifespan.

Proprietary Inverter Technology
Integrated inverter + gateway + MPPs. Power your entire home and EV with 20 to 40 kW output.

Easy Installation
Quick-connect system designed for rapid deployment. Install in hours, not days.

Extreme Temperature Safe
Operates from -20°F to 140°F. Works reliably in conditions that would damage lithium.

SEE IT IN ACTION

Watch How Paladin Is Transforming Energy

Learn how easy it is to install Paladin Power and hear from homeowners and installers.


Solid State System Overview


Homeowner Testimonial


Installer Interview

MARKET DEMAND

Multi-Billion Dollar Market Opportunity

Paladin addresses massive, underserved demand across residential, commercial, agricultural, and institutional segments—with emerging opportunities in military, emergency response, and international markets.

$4.2B	80M	$150B	18%
U.S. Residential Storage 2023	U.S. Homes Could Benefit	Annual U.S. Outage Losses	CAGR Through 2030

- **Residential** — 130M U.S. households • 1 in 3 interested in storage
- **Small Business** — 33M U.S. businesses • $10K+ avg outage cost
- **Agriculture** — 2M U.S. farms • $70K avg outage loss
- **Solar Installers** — 12,000+ installers • Quick-connect advantage
- **Real Estate Developers** — $1.4T housing starts • 5-10% home premium
- **EV Owners** — 3M+ U.S. EVs • Growing 35% annually

Emerging High-Value Markets

- **Military & Defense** — $2.7B DOD commitment
- **FEMA & Emergency** — $3.5B resilience allocation
- **Puerto Rico** — 1.5M outages in 2023
- **International** — 770M lack reliable power

View Full Market Analysis →

OUR MISSION

AI Wants Your Electricity. We're Here to Help You Keep It.

Trillion-dollar tech companies are draining the national grid for AI. Homeowners and businesses face rising rates and declining reliability. We offer a different path.

Grid Can't Keep Up
AI needs more electricity than America can produce. A single NVIDIA GPU uses as much power as an entire household.

Prices Rising Fast
Electricity prices now exceed inflation with a sharp jump since 2020. Grid reliability is the #1 risk.

Own Your Power
The only way to protect yourself from this crisis is to own your energy future with Paladin Power.

Read Our Full Mission → | Invest in Our Crowdfunding Round →



You'll Get the Bill

After decades of flat electricity demand thanks to LEDs and efficient appliances, AI has managed in 18 months what the entire US economy couldn't: **re-ignite a power consumption boom.**

Rise in electricity prices already exceeds overall inflation, with a big jump since 2020. And the UBS report warns that reliability is now the #1 risk.

Translation: We're one heatwave away from choosing between air-conditioning and AI inference. Guess which one the hyperscalers will prioritize?

INVESTMENT THESIS

Why Distributed Power Beats the Grid

Centralization is a single point of failure. The grid is a 20th-century solution being asked to survive 21st-century stress.

Centralized Grids Fail Catastrophically
One fallen transmission line, one blown transformer, one substation flood — and tens of thousands go dark. Replacement hardware isn't stocked at scale; transformers can take **2-4+ years** to replace.
When the grid fails, it fails big and slow.

Distributed Power Fails Gracefully
Power is produced and stored where it's used. If one node goes offline, others remain unaffected. No long-distance dependency, no single asset whose failure cascades across a region.
Resilience emerges from redundancy.

Economics Improve Over Time
Utilities face rising costs and regulatory drag. Once installed,

Speed to Market
Grid upgrades take **decades** of planning and permitting. Distributed

Reduced Risk Footprint
High-voltage transmission over long distances is expensive and

Scales With Demand
AI, electrification, and population growth don't break distributed

distributed systems trend toward **zero marginal energy cost**.

power deploys in **weeks or months**.

dangerous. Distributed systems **shrink the physical footprint of risk**.

networks — they **strengthen them by adding nodes**.

Every major infrastructure transition eventually decentralizes — computing, communications, and now energy.
Distributed power optimizes for resilience, speed, and economics.

Why Paladin Wins

Competitors sell emergency backup.
Paladin sells complete independence — every day.

Dimension	Legacy Competitors	Paladin Power
Battery Chemistry	Liquid lithium-ion	Solid-state
Safety	Fire & thermal risk	Zero fire risk
Installation	Complex, multi-day	Quick-connect, hours
Power Output	Limited backup	20-40 kW grid replacement
Use Case	Emergency backup	Complete grid replacement
EV Charging	Separate system	Integrated capability

Own equity at the foundation of the distributed energy revolution

Invest Now →

MARKET OPPORTUNITY

A $500B+ Energy Inflection

Invest in Paladin Power and participate in the transformation of how the world produces, owns, and controls power.

$450B+
U.S. electricity market annually

$500B+
Global storage market next decade

20%+
CAGR for distributed energy

Total Addressable Market (TAM)

Residential Storage
$100B+
By early 2030s

Commercial Power
$50B+
Annually

Agriculture & Rural
Expanding
Due to grid fragility

Real Estate
Growing
Energy-independent properties

DEFENSIBLE PLATFORM

Intellectual Property & Platform Value

Paladin is building a defensible energy platform positioned for long-term value beyond hardware margins.

Patented System Design
$200M+ patent portfolio value

Integrated Energy Software
Proprietary management platform

Scalable Deployment
Manufacturing ready for scale

Field Data Advantage
Real-world performance data


PALADIN

The Investment Thesis

Understand the macro forces driving demand for distributed energy

Policy Tailwinds
30% tax credit accelerates adoption through 2032

AI Demand Catalyst
Data centers driving utility rates up

Infrastructure Crisis
Grid failures create urgent demand

Supply Chain Moat
Years-long grid repairs drive adoption

Market Demand
Multi-segment domestic & global opportunity

POLICY TAILWINDS

Federal Policy Accelerates Adoption

The Inflation Reduction Act created a **30% federal tax credit** for standalone energy storage through 2032—eliminating the requirement to pair with solar.

For investors, this policy environment dramatically reduces customer acquisition friction. Homeowners and businesses can claim up to **30-50% of system costs** as federal tax credits, making Paladin systems financially compelling at scale.

This policy certainty through 2032 provides a **multi-year runway** for Paladin to capture market share while competitors struggle with lithium-ion limitations.

Residential
30% credit reduces payback period

Commercial
Bonus credits up to 50% for businesses

Investment Implications

- **Lower CAC:** Tax credits reduce customer acquisition costs
- **Policy certainty:** 7+ year runway through 2032
- **Market expansion:** Standalone storage opens new segments
- **State stacking:** Additional state incentives compound benefits

DEMAND CATALYST

AI Is Accelerating Our Addressable Market

The AI boom is creating an unprecedented demand catalyst for distributed energy. U.S. data centers consumed **183 terawatt-hours** in 2024—more than 4% of total U.S. consumption.

This isn't just an energy story—it's a **pricing story**. In the PJM electricity market alone, data centers have contributed to a projected $9.3 billion price increase. Carnegie Mellon estimates 8-25% utility bill increases by 2030.

Every rate increase expands Paladin's value proposition. As utilities prioritize industrial customers, residential and commercial customers are increasingly motivated to **exit the grid entirely**.

100,000
Homes Equivalent
A single AI data center consumes as much as 100,000 households

133%
Growth by 2030
Data center electricity consumption will more than double

2-4x
AI Chip Power
AI chips consume 2-4x more watts than traditional servers

$9.3B
Rate Impact
Projected price increase in PJM market from data centers

The investment thesis: AI is creating a structural shift in electricity pricing that makes grid independence economically compelling for millions of customers—expanding Paladin's TAM every quarter.

INFRASTRUCTURE CRISIS

Grid Failure Is Structural

The U.S. grid wasn't designed for modern load, climate volatility, or decentralized generation. This isn't a maintenance issue—it's an **architectural failure**.

Major outages are becoming more frequent and severe. For investors, each outage represents a **demand generation event** that drives customer acquisition for Paladin.

Recent grid failures driving adoption:

- **2021** Texas Winter Storm Uri — 4.5M homes without power for days
- **2022** North Carolina Substation Attack — 45,000 customers, 4-day outage
- **2023** California Heat Waves — Rolling blackouts across state
- **2024** Hurricane Helene — 6M customers across 10 states without power
- **2025** Los Angeles Wildfires — 400,000+ homes & businesses without power

30%
Transformer Shortfall
U.S. faces 30% transformer shortfall in 2025

78%
More Outages
Weather-related outages up 78% over the decade

83%
Weather-Caused
83% of major outages from extreme weather

$Trillions
Upgrade Cost
Grid modernization costs passed to ratepayers

The opportunity: Paladin arrives at the convergence of grid failure, rising rates, and policy support. Each force independently drives demand—together, they create a generational investment opportunity.

SUPPLY CHAIN MOAT

Grid Repairs Take Years, Not Days

When transformers fail, utilities face a brutal reality: **2-3 year lead times** for replacements. Some specialized units take 5+ years. This isn't a temporary supply chain issue—it's a structural market opportunity.

For investors, this supply chain bottleneck is a **demand accelerator**. Every major storm, every grid failure creates customers who can't wait years for the utility to restore reliable power. They need solutions now.

The 2024 CISA report documented delivery waits spanning years, with manufacturers reporting 5-year backlogs. This is structural—not cyclical—creating a permanent market for distributed alternatives.

Why this creates sustained demand:

1. Custom-built transformers require 80-120+ weeks—customers can't wait
2. U.S. relies on imports for 80% of transformer demand—vulnerable supply
3. Aging infrastructure + electrification = growing replacement queue
4. Each disaster converts skeptics into buyers—Paladin delivers in weeks, not years

2-3 Years
Transformer Lead Time
New orders take 80-120+ weeks for delivery

5+ Years
Manufacturer Backlog
Some manufacturers report multi-year backlogs

80%
Import Dependent
U.S. relies on imports for transformer demand

Weeks
Paladin Delivery
Our systems deploy in weeks, not years

The investment thesis: Utility infrastructure bottlenecks create a permanent market for distributed power. Paladin converts grid vulnerability into recurring demand—every outage is a sales event.

MARKET DEMAND

Product Demand Across Segments

The U.S. residential energy storage market alone reached **$4.2 billion in 2023** and is projected to grow at 18% CAGR through 2030, according to Grand View Research.

Grid reliability concerns, rising utility rates, and federal tax incentives are converging to create **unprecedented demand** across residential, commercial, and agricultural sectors.

Paladin's unique combination of safety (solid-state), power output (20-40 kW), and rapid deployment positions us to capture share across all major customer segments.

Key Market Drivers

- **80M U.S. homes** could benefit from battery storage (NREL)
- **3.6M+ U.S. businesses** experience power quality issues annually (DOE)
- **$150B annual losses** from power outages in U.S. (LBL)
- **2M farms** in U.S. increasingly dependent on reliable power (USDA)

Domestic Market Segments

Residential Homeowners

The largest segment: homeowners seeking protection from outages and rate increases. 1 in 3 U.S. homeowners now report interest in home battery systems (Pew Research, 2024).

Market: 130M U.S. households

Small Businesses

Power interruptions cost small businesses an average of $10,000+ per event (FEMA). Our scalable 20-40 kW systems serve retail, restaurants, medical offices, and more.

Market: 33M U.S. small businesses

Agriculture

Farms lose an average of $70,000 per outage event from spoiled product and equipment damage (USDA). Rural grid fragility makes distributed power essential.

Market: 2M U.S. farms

Solar Installers

The solar industry installed 6.8 GW of residential capacity in 2023 (SEIA). Installers need a safe, high-margin storage solution—our quick-connect system installs in hours.

Market: 12,000+ U.S. solar installers

Real Estate Developers

Energy-independent homes command 5-10% premiums (Zillow). Forward-thinking developers are integrating backup power as a standard feature in new construction.

Market: $1.4T U.S. housing starts annually

EV Owners

3M+ EVs on U.S. roads (DOE) need reliable home charging. Our integrated inverter powers Level 2 charging without expensive panel upgrades—a key adoption accelerator.

Market: Growing 35% annually

Emerging High-Value Markets

U.S. Military & Defense

The DOD has identified energy resilience as a national security priority, committing $2.7B to on-base renewable energy projects. Solid-state batteries' fire safety and temperature tolerance make them ideal for forward operating bases and critical installations.

Source: Department of Defense Energy Report 2024

FEMA & Emergency Response

FEMA's Hazard Mitigation Grant Program allocated $3.5B for resilience projects in 2024. Rapid-deploy power solutions are critical for emergency shelters, hospitals, and community centers during grid failures.

Source: FEMA Annual Report 2024

Puerto Rico & Island Markets

Puerto Rico experienced 1.5M customer outages in 2023 alone (LUMA Energy). The island's fragile grid and tropical climate create urgent demand for residential and commercial backup power that can handle AC loads and operate reliably in high temperatures.

Source: Puerto Rico Energy Bureau 2024

International Off-Grid Markets

770 million people globally lack reliable electricity (IEA). Markets in Africa, Southeast Asia, and Latin America demand whole-home solutions capable of powering AC, EVs, and modern appliances. The global off-grid solar market is projected to reach $4.3B by 2030.

Source: IEA World Energy Outlook 2024

The investment thesis: Paladin addresses a massive, underserved market across residential, commercial, agricultural, and institutional segments— with emerging opportunities in military, emergency response, and international markets that could multiply our addressable market.

Energy Independence Is No Longer Optional

Invest in Paladin Power and participate in the transformation of how the world produces, owns, and controls power.

Direct investment via DealMaker

Invest in Paladin Power →

*Investment involves risk. Please read all offering documents carefully before investing.

PALADIN POWER INC

The first solid-state whole-home energy storage system. Safe. Powerful. Off-grid ready.

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